UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                           MERIT MEDICAL SYSTEMS, INC.
                           ---------------------------
                                (Name of Issuer)

                           Common Stock, no par value

                         (Title of Class of Securities)

                                    58988910
                                    --------
                                 (CUSIP Number)

                             John E. Runnells
                             The Vertical Group, L.P.
                             18 Bank Street
                             Summit, NJ  07901
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 14, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                            Page 2 of 6 Pages
============= ==================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                       Vertical Fund Associates, L.P.
============= ==================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)|_|
                                                                        (b)|_|
============= ==================================================================
3             SEC USE ONLY
============= ==================================================================
4             SOURCE OF FUNDS*
                                    WC
============= ==================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
============= ==================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
=========================== ====================================================
NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                682,550
EACH REPORTING PERSON       ====================================================
WITH                        8  SHARED VOTING POWER

                            ====================================================
                            9  SOLE DISPOSITIVE POWER
                                     682,550
                            ====================================================
                            10  SHARED DISPOSITIVE POWER

                            ====================================================
============= ==================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    682,550
============= ==================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                       |_|
============= ==================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
============= ==================================================================
14            TYPE OF REPORTING PERSON*
                                    PN
============= ==================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                           Page 3 of 6 Pages
============= ==================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                          Vertical Life Sciences, L.P.
============= ==================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                       (b) |_|
============= ==================================================================
3             SEC USE ONLY
============= ==================================================================
4             SOURCE OF FUNDS*
                                    WC
============= ==================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
============= ==================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
=========================== ====================================================
NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                390,850
EACH REPORTING PERSON       ====================================================
WITH                        8  SHARED VOTING POWER

                            ====================================================
                            9  SOLE DISPOSITIVE POWER
                                     390,850
                            ====================================================
                            10  SHARED DISPOSITIVE POWER

                            ====================================================
============= ==================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    390,850
============= ==================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                       |_|
============= ==================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
============= ==================================================================
14            TYPE OF REPORTING PERSON*
                                    PN
============= ==================================================================

                                  SCHEDULE 13D
================================================================================
CUSIP NO. 58988910                                            Page 4 of 6 Pages
============= ==================================================================
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                    Stephen D. Baksa
============= ==================================================================
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                        (b) |_|
============= ==================================================================
3             SEC USE ONLY
============= ==================================================================
4             SOURCE OF FUNDS*
                                    PF
============= ==================================================================
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                  |_|
              IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
============= ==================================================================
6             CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.
=========================== ====================================================
NUMBER OF SHARES            7  SOLE VOTING POWER
BENEFICIALLY OWNED BY                  50,000
EACH REPORTING PERSON
WITH
                            ====================================================
                            8  SHARED VOTING POWER
                                      1,073,400
                            ====================================================
                            9  SOLE DISPOSITIVE POWER
                                      50,000
                            ====================================================
                            10  SHARED DISPOSITIVE POWER
                                      1,073,400
                            ====================================================
============= ==================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,123,400
============= ==================================================================
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                       |_|
============= ==================================================================
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
============= ==================================================================
14            TYPE OF REPORTING PERSON*
                                    IN
============= ==================================================================

     This Amendment No. 7 to Statement on Schedule 13D (as heretofore amended, the "Statement") with respect to the Common Stock of Merit Medical Systems, Inc. (the "Issuer") ("MMSI Common Stock") is filed by Vertical Fund Associates, L.P. ("Associates") and Vertical Life Sciences, L.P. ("Life Sciences") (together, the "Partnerships") and Stephen D. Baksa ("Baksa") (the Partnerships and Baksa being hereinafter referred to collectively as the "Reporting Persons") in order to amend Items 3 and 5 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

     Item 3. Source and Amount of Funds or Other Consideration.

     As of April 18, 2000, Associates owned 682,550 shares of MMSI Common Stock, which it acquired at an aggregate cost of $4,527,569, Life Sciences owned 390,850 shares of MMSI Common Stock, which it acquired at an aggregate cost of $2,779,174, and Baksa owned 50,000 shares of MMSI Common Stock, which he acquired at an aggregate cost of $361,562. All of the shares of MMSI Common Stock owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Partnership to acquire the Shares owned by it was such Partnership's internal cash funds. The source of funds used by Baksa to acquire the Shares owned by him was his personal funds.

     Item 5. Interest in Securities of the Issuer.

     (a) and (b) Of the total Shares beneficially owned by all the Reporting Persons, 682,550 shares (approximately 8.9% of the total outstanding) are directly and beneficially owned by Associates, 390,850 shares (approximately 5.1% of the total outstanding) are directly and beneficially owned by Life Sciences, and 50,000 shares (approximately 0.7% of the total outstanding) are directly and beneficially owned by Baksa. Subject to the next succeeding paragraph, each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such Reporting Person.

     In addition, The Vertical Group, L.P. ("Group") may be deemed to be the beneficial owner of all 1,073,400 Shares (approximately 14.0% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals (as defined in response to Item 2), including Baksa, may be deemed to be the beneficial owner of all 1,073,400 Shares (approximately 14.0% of the total outstanding) collectively owned by the two Partnerships because, as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

     (c) In the 60 days preceding the date of this Amendment No. 7, the Reporting Persons effected the following transactions in MMSI Common Stock:


                                                                       Purchase or      Price
Date              Reporting Person          Number of Shares           Sale             Per Share
----              ----------------          ----------------           -----------      ---------
April 13, 2000    Associates                15,000                     Purchase         $5.25
April 14, 2000    Associates                155,000                    Purchase         $5.67
April 17, 2000    Associates                50,000                     Purchase         $5.12
April 17, 2000    Life Sciences             30,000                     Purchase         $5.12
April 14, 2000    Baksa                     25,000                     Sale             $5.88

     (d) and (e) Not applicable.

     Signature.

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 7 to Statement on Schedule 13D is true, complete and correct.

April 18, 2000                                  VERTICAL FUND ASSOCIATES, L.P.

                                                BY: THE VERTICAL GROUP, L.P.
                                                        General Partner



                                                By: /s/ John E. Runnells
                                                    ----------------------------
                                                    John E. Runnells
                                                    General Partner

                                                VERTICAL LIFE SCIENCES, L.P.
                                                BY: THE VERTICAL GROUP, L.P.
                                                    General Partner


                                                By: /s/ John E. Runnells
                                                    ----------------------------
                                                    John E. Runnells
                                                    General Partner


                                                /s/ Stephen D. Baksa
                                                    ----------------------------
                                                    Stephen D. Baksa

                                       6